October 6, 2011
Ms. Erin Purnell
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549
Dear Ms. Purnell,
We are in receipt of the Securities and Exchange Commission’s letter dated September 28, 2011 commenting on DCB Financial Corp’s Form 10-Q for the quarter-ended June 30, 2010 (File No. 000-22387).
We are requesting a 10 day extension for our response. This additional time will allow us to complete the needed research and documentation, and ensure proper legal and accounting review.
Sincerely,
John A. Ustaszewski
Senior Vice President and CFO
/s/ John A. Ustaszewski
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000